CUSIP No. 29385B109	13D	Page 87 of 100

Exhibit 99.9

EXECUTIVE OFFICERS AND DIRECTORS

OF

PAUL DEHAAS & ASSOCIATES INC.

Set forth below is a list of each executive officer and director of Paul deHaas & Associates Inc. setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)
Paul deHaas 170 W. Beaver Creek Rd., Unit 13 Richmond Hill, L4B 1LB	President of Paul deHaas & Associates Inc., a holding company.